Midwest Holding Inc.

2900 South 70th Street, Suite 400

Lincoln, Nebraska 68506

(402) 489-8266

December 14, 2020

Via Edgar

VIA EDGAR

Ms. Sonia Bednarowski

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4546

Re:	Midwest Holding Inc.

Registration Statement on Form S-1 (Registration No. 333-249828)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-249828) (the “Registration Statement”) of Midwest Holding Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Wednesday, December 16, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Jones & Keller, P.C., by calling Reid A. Godbolt, Esq. at (303) 573-1600.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Reid A. Godbolt of Jones & Keller, P.C. at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Michael Minnich

Michael Minnich
Co-Chief Executive Officer

cc:	A. Michael Salem, Midwest Holding Inc.

Mark A. Oliver, Midwest Holding Inc.

Mayer Brown LLP

Jones & Keller, P.C.